February 21, 2014

Via Email

Ms. Melissa Rocha
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      National Steel Company
Form 20-F for the fiscal year ended December 31, 2012
Filed April 30, 2013
File No. 1-14732
Response to Staff Comment Letter dated February 6, 2014

Dear Ms. Rocha:

Companhia Siderúrgica Nacional (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) on February 6, 2014 regarding the Company’s response, dated January 10, 2014, to the Staff’s November 25, 2013 letter, concerning the Company’s annual report on Form 20-F filed on April 30, 2013 (the “2012 Form 20-F”).  This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 through 3 and have provided responses immediately below such comments. All page numbers referred to herein are to the 2012 Form 20-F.

SEC Comment No. 1.

Information on the Company, page 15

Business Overview, page 17

1)                  We note your response to comment 1 stating that you will include reserve disclosures for your Casa de Pedra and Namisa properties, but that you do not have proven and/or probable reserve estimates for your Bocaina and Santa Barbara properties and only disclose mineralized material for your Bocaina properties.  Please include a statement that you presently do not have reserve estimates for your Santa Barbara property, the property is not material to your company, and provide an estimate of the projected mine life, based on current production levels in your future filings.

Response to Comment No. 1.

We note the Staff’s comment and will provide this statement in future filings.

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

SEC Comment No. 2.

2)                  We note your response to comment 2 through 5 stating the Bocaina and Santa Barbara mining operations are not material to your company.  Supplementary please provide the asset valuation, net profits, and total revenues for these mineral operations to verify your statement of materiality.  For the purposes of this materiality determination, your mining and processing operations are defined to include all later-stage processing and refining facilities in your vertically-integrated operations up to the point of significant commercial sales.  We may have further comments pending your response.

Response to Comment No. 2.

As mentioned in our letter dated January 10, 2014, our Bocaina and Santa Barbara properties are captive mines with the sole purpose of supplying our small internal needs of limestone, dolomite and tin. We own all of the interest in these mines and do not sell any of the limestone, dolomite or tin to third parties.

We will provide directly to the Staff’s engineer, concurrently with this letter but under separate cover, the asset valuation for these mineral operations, which reflects the accounting values for the assets that comprise our Bocaina and Santa Barbara properties, including equipment and fixtures used in the production of each mineral. In addition, as explained below, we will provide managerial information regarding net profits and total revenues information covering a few more activities (also as discussed below) than the mineral operations, but which are still not material to our business.

Because we do not sell any of the limestone, dolomite and tin we produce to third parties, and because the Bocaina and Santa Barbara properties are within legal entities that also perform other activities (as discussed below), we are unable to calculate the net profits and total revenues for these mineral operations on a standalone basis.

Information regarding our Bocaina property will also include the production and intercompany sale of clinker (a value-added product obtained by heating the limestone in high temperature ovens and then grinding it in mills) to our wholly-owned subsidiary CSN Cimentos S.A. Information regarding our Santa Barbara property will also include the production and intercompany sale of tin ingots to our main entity (Companhia Siderúrgica Nacional), as both the Santa Barbara property and the foundry that produce tin ingots are within the same legal entity, our wholly-owned subsidiary Estanho Rondônia S.A.

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

SEC Comment No. 3.

Operating and Financial Review and Prospects, page 63

Liquidity and Capital Resources, page 87

Sources of Funds and Working Capital, page 87

Year 2012 Compared to Year 2011, page 87

3)                  We have read your response to prior comment six in which you indicate that you will expand your disclosure in future filings to discuss the reasons for the changes in your operations that impact cash including gross profit, accounts receivable, and inventory.  Considering the material impact trade payables, interest paid and taxes had on your operating cash flows, please also expand your disclosure to include the underlying reasons for changes in these line items that are presented in your Statement of Cash Flows.

Response to Comment No. 3.

We note the Staff’s comment and propose to revise our disclosure in future filings as follows:

“Operating Activities

Cash provided by operations was R$3,488 million and R$4,202 million, in 2012 and 2011, respectively. The R$714 million decrease was mainly due to ~~a decrease of R$1,215 million in net income adjusted for items that do not impact cash and a decrease of R$501 million in our working capital~~ the decrease of 28.2% in gross profit driven by significant increases in production costs, partially offset by better working capital management, as explained below:

-          Increase in trade receivables driven by the higher steel sales volume to domestic and foreign markets in 2012.

-          Reduction in inventories mainly due to better inventory management. In 2012 the average inventory turnover period fell by 27 days (from 103 days on December 31, 2011 to 76 days on December 31, 2012).”

-          Increase in trade payables due to better payment management, reflected in a nine-day increase in accounts payable turnover ratio (from 46 days in 2011 to 55 days in 2012).

-          Decrease in interest paid on swap transactions of R$310 million, mainly due to higher swap transaction settlements in 2011, and the appreciation of our foreign exchange swaps positions, also in 2011. This decrease was partially offset by the increase in interest paid on loans and financing of R$152 million, mainly due to the depreciation of the real against the U.S. dollar, resulting in an increase in interest payments for our U.S. dollar denominated loans and financing.

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

-          Decrease in taxes payable of R$61 million, especially state VAT (ICMS) and income tax and social contribution of certain subsidiaries.

We hereby acknowledge that:

  we are responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Andrew Jánszky at +55-11-3927-7701, Felipe Camara at +55-11-3927-7716 or Marcos Lessa at +55-11-3049-7584.

Sincerely,

/s/ Rogério Leme Borges dos Santos
Companhia Siderúrgica Nacional
By: Rogério Leme Borges dos Santos
Title: Controller

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP